Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$(930,252)	$(1,330,048)	$(2,987,144)	$(766,448)	$101,436
Adjustments:
Fixed charges	299,120	301,748	225,575	178,229	83,184
(Expense) income from equity investees	(1,957)	22,549	2,616	1,268	1,706
Amortization of capitalized interest	545	347	139	107	106
Capitalized interest	—	—	(1,194)	(1,925)	(2,152)
	$(632,544)	$(1,005,404)	$(2,760,008)	$(588,769)	$184,280

Fixed Charges:
Interest expense	$288,466	$246,588	$198,147	$141,914	$73,463
Loss (gain) on early extinguishment of debt	2,022	40,464	(773)	10,026	1,349
Portion of rental expense representative of interest	8,632	14,696	27,007	24,364	6,220
Capitalized interest	—	—	1,194	1,925	2,152
	$299,120	$301,748	$225,575	$178,229	$83,184

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	N/A (1)	N/A (1)	2.22

(1)
The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2014, 2013, 2012 and 2011. Additional earnings of $932 million, $1,307 million, $2,986 million and $767 million, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.